UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) No. 02.429.144/0001-93 –

Corporate Registry ID (NIRE) 353.001.861-33

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“Company”) (NYSE: CPL, BM&FBOVESPA: CPFE3) hereby informs its shareholders and the market that the Board of Directors of the Company, in the meeting held on January 5, 2017, resolved to declare “Intermediary Dividend” for the first half of 2016, according to the provisions expressed in Paragraph 1 of Article 30 of the Company’s Bylaws, pursuant to the following instructions:

1)  VALUE

The amount of dividends to be paid is R$ 221,780,000.00 (two hundred and twenty-one million, seven hundred and eighty thousand reais), equivalent to R$ 0.217876793 per common share.

2)  EX-DIVIDEND

Shareholders owning shares on January 12, 2017 will be entitled to receive these dividends. Shares will be traded ex-dividend on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA) and New York Stock Exchange (NYSE) as of January 13, 2017.

3)  PAYMENT

         (i)   Said dividends will be paid on January 20, 2017;

        (ii)   Service to shareholders is being provided by Banco do Brasil S.A. (“Banco do Brasil”) since January 01, 2011, in all branches located in the country;

       (iii)   Dividends from shares deposited with Banco do Brasil will be credited through their bank accounts, according to the shareholders registration details on the register of Banco do Brasil;

       (iv)   Dividends from shares deposited with the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia - CBLC) will be credited to same and transferred to shareholders by their respective custodial agents (Stock Brokerages or Custodial Institutions);

        (v)   Payments related to the ADRs will be made through Citibank N.A. (the depositary bank for the Company’s ADRs).

Registration update (related to items “iii” and “iv” above):

Shareholders are reminded of the importance of updating their registration data, so that the payment of dividends can be effected. Find below the procedures to be followed by those falling into this category:

✓ Shareholders with shares deposited with Banco do Brasil: these shareholders should go to a branch of Banco do Brasil, in order to update the registration details, to sign the receipt option (“termo de opção de recebimento”), which indicates the bank, the current account and the bank agency for depositing the credits, and to become cognizant of the conditions of the type of credit involved (DOC/TED/CASH). They should also take to the bank the following original documents: ID card (RG), individual taxpayer’s ID (CPF) and proof of residence, income and bank account;

✓ Shareholders with shares deposited with CBLC: these shareholders should request their registration update directly from the custodial agent with whom they normally operate and also update their register at Banco do Brasil.

São Paulo, January 5, 2017.

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 5, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.